# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 51Talk Online Education Group, CIK 0001659494
CUSIP: 16954L204
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 6 Shenton Way, #38-01 OUE Downtown, Singapore, Singapore (U0), 068809
Date of event which requires filing of this statement: 09/11/2025
Filed by CIK 0002029760
Persons authorized to receive notices and communications: Jack Jiajia Huang, 6 Shenton Way, #38-01 OUE Downtown, Singapore, Singapore (U0), 068809, 0065 6991 2347

## Reporting persons
- Jack Jiajia Huang (CIK 0002029760): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 26,823,960; shared voting power 87,714,364; sole dispositive power 26,823,960; shared dispositive power 87,714,364; aggregate amount beneficially owned 114,538,324 (32.6% of the class)
  Comment: Note to 7 and 9: Represents (i) 7,111,380 Class A ordinary shares in the form of ADSs purchased by Jack Jiajia Huang in the open market, and (ii) 19,712,580 Class A ordinary shares in the form of ADSs purchased by HH Talent Limited in the open market.
  
  Note to 8 and 10: Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 41,013,900 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 137,460 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after the date thereof, (iv) 432,900 Class A ordinary shares in the form of ADSs held by Ting Shu, (v) 18,180 Class A ordinary shares issuable to Ting Shu upon the vesting of restricted share units within 60 days after the date thereof, (vi) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (vii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited.
  
  Note to 11: Represents (i) 7,297,560 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 41,013,900 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 137,460 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after the date thereof, (iv) 19,712,580 Class A ordinary shares in the form of ADSs purchased by HH Talent Limited, (v) 432,900 Class A ordinary shares in the form of ADSs held by Ting Shu, (vi) 18,180 Class A ordinary shares issuable to Ting Shu upon the vesting of restricted share units within 60 days after the date thereof, (vii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (viii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited. The voting power of the shares beneficially owned by Jack Jiajia Huang represents 41.1% of the total outstanding voting power.
- Dasheng Global Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 71,541,681; sole dispositive power 0; shared dispositive power 71,541,681; aggregate amount beneficially owned 71,541,681 (20.3% of the class)
  Comment: Note to 8, 10, and 11: Represents (i) 41,013,900 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (ii) 137,460 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after the date thereof, and (iii) 30,390,321 Class B ordinary shares held by Dasheng Global Limited. The voting power of the shares beneficially owned by Dasheng Global Limited represents 26.9% of the total outstanding voting power.
- Dasheng International Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 87,714,364; sole dispositive power 0; shared dispositive power 87,714,364; aggregate amount beneficially owned 87,714,364 (24.9% of the class)
  Comment: Note to 8, 10, 11: Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 41,013,900 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 137,460 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after the date thereof, (iv) 432,900 Class A ordinary shares in the form of ADSs held by Ting Shu, (v) 18,180 Class A ordinary shares issuable to Ting Shu upon the vesting of restricted share units within 60 days after the date thereof, (vi) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (vii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited. The voting power of the shares beneficially owned by Dasheng International Holdings Limited represents 39.0% of the total outstanding voting power.
- TB Family Trust: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 87,714,364; sole dispositive power 0; shared dispositive power 87,714,364; aggregate amount beneficially owned 87,714,364 (24.9% of the class)
  Comment: Note to 8, 10, 11: Represents (i) 186,180 Class A ordinary shares in the form of ADSs held by Jack Jiajia Huang, (ii) 41,013,900 Class A ordinary shares in the form of ADSs held by Dasheng Global Limited, (iii) 137,460 Class A ordinary shares issuable to Dasheng Global Limited upon the vesting of restricted share units within 60 days after the date thereof, (iv) 432,900 Class A ordinary shares in the form of ADSs held by Ting Shu, (v) 18,180 Class A ordinary shares issuable to Ting Shu upon the vesting of restricted share units within 60 days after the date thereof, (vi) 30,390,321 Class B ordinary shares held by Dasheng Global Limited, and (vii) 15,535,423 Class B ordinary shares held by Dasheng Online Limited. The voting power of the shares beneficially owned by Dasheng International Holdings Limited represents 39.0% of the total outstanding voting power.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: 51Talk Online Education Group
Address of issuer's principal executive offices: 6 Shenton Way, #38-01 OUE Downtown, Singapore, Singapore (U0), 068809
Comment: Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 9 to Statement on Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on July 25, 2022, as amended by Amendment No. 1 thereto filed on October 5, 2022, by Amendment No. 2 thereto filed on July 10, 2023, by Amendment No. 3 thereto filed on November 29, 2023, by Amendment No. 4 thereto filed on February 22, 2024, by Amendment No. 5 thereto filed on July 11, 2024, by Amendment No. 6 thereto filed on October 10, 2024, by Amendment No. 7 thereto filed on December 17, 2024, and by Amendment No. 8 thereto filed on March 26, 2025 (as so amended, the "Statement"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Dasheng Global Limited entered into Rule 10b5-1 trading plans, dated as of March 31, 2022 and June 30, 2022, respectively, with Tiger Brokers (Singapore) Pte Ltd (the "2022 Trading Plans"). Under the Trading Plans, Dasheng Global Limited proposes to purchase a total of 1,100,000 ADSs of the Issuer. Pursuant to the Trading Plans, through the date hereof, Dasheng Global Limited has purchased 1,025,415 ADSs in the open market for approximately US$1.6 million, using its capital from previous disposition of its holding of the Issuer's ADSs. On December 15, 2022, the Issuer effected a change of the ratio of its ADSs to Class A ordinary shares from one ADS representing fifteen Class A ordinary shares to one ADS representing sixty Class A ordinary shares.

In addition, from March 28, 2022 through September 19, 2022, Dasheng Global Limited purchased a total of 562,106 ADSs of the Issuer in the open market for approximately US$0.9 million, using its capital from previous disposition of its holding of the Issuer's ADSs. From September 20, 2022 through June 30, 2023, Dasheng Global Limited purchased a total of 102,984 ADSs of the Issuer in the open market for approximately US$0.7 million using its own capital. From August 31, 2023 through September 23, 2023, Dasheng Global Limited purchased a total of 26,315 ADSs of the Issuer in the open market for approximately US$0.2 million, using its own capital.

Dasheng Global Limited entered into a Rule 10b5-1 trading plan, dated as of June 30, 2023, with Tiger Brokers (Singapore) Pte Ltd (the "2023 Trading Plan"). Under the 2023 Trading Plan, Dasheng Global Limited proposes to purchase a total of 250,000 ADSs of the Issuer. Pursuant to the 2023 Trading Plan, Dasheng Global Limited has purchased 103,223 ADSs in the open market for approximately US$0.8 million from October 20, 2023 through February 20, 2024, using its own capital. From June 14, 2024 through June 29, 2024, Mr. Jack Jiajia Huang purchased a total of 53,827 ADSs of the Issuer in the open market for approximately US$0.5 million, using his own capital. From August 27, 2024 through September 30, 2024, Mr. Jack Jiajia Huang purchased a total of 64,696 ADSs of the Issuer in the open market for approximately US$1.0 million, using his own capital.

HH Talent Limited entered into a Rule 10b5-1 trading plan, dated as of June 27, 2024, with Tiger Brokers (Singapore) Pte Ltd (the "2024 Trading Plan"). Under the 2024 Trading Plan, HH Talent Limited proposes to purchase a total of 250,000 ADSs of the Issuer. Pursuant to the 2024 Trading Plan, HH Talent Limited has purchased 250,000 ADSs in the open market for approximately US$4.4 million from October 24, 2024 through June 17, 2025, using its own capital.

In addition, HH Talent Limited purchased a total of 78,543 ADSs of the Issuer in the open market for approximately US$3.1 million from March 25, 2025 to September 30, 2025, using its own capital. The purchase were made during the designated trading window pursuant to the Amended and Restated Statement of Policies Governing Material Non-public Information and the Prevention of Insider Trading of the Issuer.

Apart from the foregoing open-market purchases, (i) the 137,460 Class A ordinary shares of the Issuer issuable upon the vesting of restricted share units within 60 days after the date hereof, to be held by Dasheng Global Limited, the 3,249,780 Class A ordinary shares of the Issuer in the form of ADSs held by Dasheng Global Limited, and the 186,180 Class A ordinary shares of the Issuer in the form of ADSs held by Mr. Huang are shares issuable or issued to Mr. Huang pursuant to share awards granted under the Issuer's share incentive plans, (ii) the 18,180 Class A ordinary shares of the Issuer issuable to Ms. Shu upon the vesting of restricted share units and the 432,900 Class A ordinary shares of the Issuer in the form of ADSs held by Ms. Shu, are shares issuable or issued to Ms. Shu pursuant to share awards granted under the Issuer's share incentive plans, and (iii) the 30,390,321 Class B ordinary shares of the Issuer and the 15,535,423 Class B ordinary shares of the Issuer have been held by Dasheng Global Limited and Dasheng Online Limited, respectively, since the completion of the initial public offering of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment are hereby incorporated herein by reference. Such information is calculated based on an aggregate of 351,568,497 issued and outstanding ordinary shares (being the sum of 247,961,517 Class A ordinary shares and 103,606,980 Class B ordinary shares) of the Issuer as of February 28, 2025 as a single class.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Amendment are hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information in Item 3 and Item 4 is incorporated herein by reference. Except as set forth on Schedule I attached hereto, the Reporting Person has not effected any transaction in the ordinary shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Amendment, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule I

60-Day Trading History

Amount of ADSs (Each Representing
60 Class A Ordinary Shares) Weighted Average Price Per ADS
Trade Date Purchased (US$)
________________ _____________________ ___________________
September 5, 2025 5,368 46.85
September 8, 2025 3,769 47.17
September 9, 2025 672 47.38
September 10, 2025 3,695 47.57
September 11, 2025 6,773 47.22
September 12, 2025 3,166 47.73
September 15, 2025 6,557 45.81
September 17, 2025 2,814 44.92
September 18, 2025 992 44.79
September 19, 2025 117 44.86
September 22, 2025 796 44.79
September 23, 2025 4,247 44.71
September 24, 2025 2,569 44.91
September 25, 2025 1,136 44.79
September 26, 2025 457 44.79
September 29, 2025 1,285 44.58
September 30, 2025 2,844 44.36

The above transactions were effected by HH Talent Limited in the open market.

## Signatures
- Jack Jiajia Huang: /s/ Jack Jiajia Huang, Jack Jiajia Huang (10/10/2025)
- Dasheng Global Limited: /s/ Jack Jiajia Huang, Jack Jiajia Huang/Director (10/10/2025)
- Dasheng International Holdings Limited: /s/ S.B. Vanwall Ltd., S.B. Vanwall Ltd./Director (10/10/2025)
- TB Family Trust: /s/ TMF (Cayman) Ltd., TMF (Cayman) Ltd./Trustee (10/10/2025)